10-3-94              General Reporting Rules                      2018-E
                        UNITED STATES                         OMB APPROVAL
                                                             ------------
           SECURITIES AND EXCHANGE COMMISSION     OMB Number:        3235-0058
                  Washington, D.C. 20549
                                                    Estimated average burden
                                              Hours per response..........2.50
                           FORM 12b-25

                                            NOTIFICATION OF LATE FILING

(Check One):[]Form 10-KSB []Form 20-F []Form 11-K [x]Form 10-QSB []Form N-SAR

                  For Period Ended:     March 26, 2000
                                   -------------------

                  [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




PART I--REGISTRANT INFORMATION

ARTHUR TREACHER'S, INC.                                  .
----------------------------------------------------------
Full Name of Registrant


Former Name if Applicable

7400 BAYMEADOWS WAY, SUITE 300
Address of Principal Executive Office (Street and Number)

JACKSONVILLE, FLORIDA 32256
City, State and Zip Code

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

     [ ] (a) The reasons described in reasonable detail on Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period, (Attach Extra Sheets if Needed)

         The Form 10-QSB could not be filed within the prescribed time period because the Company was involved in filing its Form 10K-SB for the year ended June 30, 1999 and its Form 10Q-SB for the quarter ended December 31, 1999.

PART IV-- OTHER INFORMATION

(1)      Name and telephone number of person in regard to this notification

 Steven W. Schuster, Esq.      (212)                                  448-1100
--------------------------- ----------------------      -----------------------
         (Name)              (Area Code)                   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer no, identify report(s). X Yes No ----------- ---------------


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or por x Yes No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                   See Exhibit A



                                     ARTHUR TREACHER'S INC.
                        -----------------------------------
                               (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     MAY   11, 2000             By     \S\    William Saculla , President
    ---------------------               -------------------------------------
                                                   William Saculla, President
                                                   --------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
----------------------------------------------------------------------------

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).




                                                GENERAL INSTRUCTION

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchanged on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13- (b) of Regulation S-T.

                                                     EXHIBIT A


Fiscal 2000 Three months and 1999 Three months

The Company's reported total revenues of $2,878,998 for the three month period ended March 26, 2000, a decrease of $2,161, 279 or 42.9%, compared to $5,040,277 in the same three month period ended March 28, 1999.

The Company recognized a decrease in net restaurant sales (defined as gross restaurant sales less coupons, promotion cost and discounts) of 45.7% or $2,099,250 for the three month period ended March 26, 2000 compared to $4,590,189 in the same three month period ended March 28, 1999. The decrease is primarily attributed to the franchising of 27 Company owned restaurants to existing franchisees and the lease termination of two restaurants compared to the same period in the previous fiscal year. Same store net sales decreased by 3.6% or $92,043 to $2,493,657 for the three month period ended March 26, 2000 compared to $2,585,700 for the same period in the previous fiscal year.

The Company's net loss (before preferred dividends) decreased 58.1% or $533,621 to a net loss (before preferred dividends) of $384,688 for the three month period ended March 26 2000, compared to a net loss (before preferred dividends) of $918,309 for the same period in the previous fiscal year.

Fiscal 2000 Nine months and 1999 Nine months

The Company reported total revenues of $10,366,002 for the nine month period ended March 26, 2000, a decrease of $5,541,536 or 34.8%, compared to $15,907,538 for the same nine month period last fiscal year. The decrease is primarily attributed to the franchising of 21 Company owned restaurants to existing franchisees in the three month period ended September 26, 1999 and the additional franchising of 6 Company owned restaurants to existing franchisees in the three month period ended December 26, 1999 and the lease termination of two restaurants compared to the same period in the previous fiscal year.

As a result of the foregoing, the Company's net loss (before preferred dividends) decreased 70.2% or $1,549,524 to $657,910 for the nine months period ended March 26, 2000, as compared to a net loss (before preferred dividends) of $2,207,434 for the same period in the previous fiscal year.